ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 14 May 2009
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc – Results for the year ended 31 March 2009’

14 May 2009
National Grid plc
Results for the year ended 31 March 2009
HIGHLIGHTS
•	Strong performance
•	Earnings per share up 14% (on a pro forma basis) [1]

•	8% increase recommended in full year dividend
•	Clear strategy delivering results
•	Good progress with US gas rate case filings
•	Strong capital investment of £3.2bn; in line with plans

•	Successful funding programme - £1.9bn funding issued or agreed for 2009/10
•	Outlook for 2009/10 is positive with current trading in line with our expectations.
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

(£m, at actual exchange rate)	Year ended 31 March
	2009	2008	% change

Business performance[2]
Operating profit	2,915	2,595	12
Pre-tax profit	1,770	1,829	(3)
Earnings	1,250	1,247	-
Earnings per share	50.9p	47.8p	6

Earnings per share (pro forma basis)[1]	50.9p	44.5p	14

Statutory results
Operating profit	2,623	2,964	(12)
Pre-tax profit	1,394	2,182	(36)
Earnings	919	1,572	(42)
Earnings per share	37.4p	60.3p	(38)

Dividend per share	35.64p	33.0p	8

Steve Holliday, Chief Executive, said:
“We have delivered over the year a strong financial and operational performance. Operating profit increased by 12%, pro forma earnings per share increased by 14% and we are recommending an 8% increase in our dividend per share. Operationally we remain focused on our investment plans and driving further efficiency. I am delighted that we exceeded the $100m targeted run rate of synergies from KeySpan.
These results are excellent and show that, even in these difficult economic times, National Grid’s low-risk business model is robust. We have had a good start to 2009/10 and are confident that it will be another strong year for us”.

[1] A reconciliation of Business performance[2] to pro forma is provided on page 14.

[2] Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historic generation investment and related contractual commitments that were not recovered through the sale of those investments – these recoveries end in 2011. Further details are provided in Note 3 on page 24. A reconciliation of Business performance to Statutory results is provided in the consolidated income statement on page 17.

National Grid
2008/09 Full Year Results

CHIEF EXECUTIVE’S REVIEW
Last year I stated that our priorities for 2008/09 focused on execution and operational delivery, in particular on investment, and the regulatory agenda, together with making real progress on the longer term issues of climate change and security of supply.
Future policy and regulatory framework
We continue to make good regulatory progress in the US, filing gas rate cases for Rhode Island, New Hampshire and New York in 2008/09. On 24 November 2008 the Rhode Island Public Utilities Commission agreed the Narragansett Gas Distribution rate case. This provided for a 10.9% increase in revenues and an allowed return on equity of 10.5%. The new rates came into effect in Rhode Island on 1 December 2008. In New Hampshire, we filed a settlement with the New Hampshire Public Utilities Commission on 23 January 2009. All issues were addressed in the settlement except the allowed return on equity. A temporary rate increase of 3.75% has been in effect since 23 August 2008. A final decision from the New Hampshire Public Utilities Commission is pending. In the Niagara Mohawk gas rate case, which we filed in May 2008, we have reached an agreement with the New York Public Services Commission (NYPSC) Staff and we expect a decision from the NYPSC on the filing imminently.
These rate cases were nearing the end of their assumed terms and were no longer appropriate for the current economic and investment climate. We expect these filings to result in an improvement in achieved returns during 2009/10. They include increased operating and capital expenditure allowances and the recognition of historic capital expenditure in the rate base. Other mechanisms in these rate cases, such as the inclusion of bad debt allowances and a true up on additional operational and capital expenditure, will further mitigate risk to the businesses.
On 16 July 2008 the NYPSC agreed that the 2008 tranche of the Niagara Mohawk $1.47bn five year electricity capital investment plan qualified for recovery through our deferral account. We will make further filings for recovery of investment in each year, recovering the balance as part of our next rate plan.
This year we will make electric rate case filings for Massachusetts Electric Company and Narragansett. New electricity rates are expected to come into effect in January 2010. In addition, in August 2008, we filed with the Massachusetts Department of Public Utilities a ‘notice of intent’ setting out our plans to file a new consolidated gas distribution rate case during spring 2010 – in this rate case we intend to make a consolidated filing, combining our Boston, Colonial and Essex gas businesses into a single rate plan, greatly simplifying and improving the transparency of our Massachusetts gas regulatory arrangements.
In March 2008, Ofgem announced a review of the regulatory approach for energy networks in the UK, the ‘RPI-X @ 20’ project. This review will influence UK Transmission and UK Distribution price controls which will run from April 2012 and April 2013 respectively. We believe that this review affords an opportunity to make necessary changes to deliver a stable and reliable regulatory framework that meets the challenges of climate change and security of supply, and encourages the necessary investment. I have been appointed as a member of Ofgem’s ‘RPI-X @ 20’ Advisory Panel.
Disciplined investment programme
In 2008/09, we delivered on target our planned £3.2bn investment programme. This has increased our UK and US asset bases by 3% and 4% respectively. In 2009/10 we plan to invest around £3.4bn, supported by our current rate plans and long term contracts. Going forward we plan a similar level of investment each year until 2012.

National Grid
2008/09 Full Year Results

We finance our capital investment programme through a combination of internal cash flows and borrowings. In 2008/09 we raised £4.9bn of long term debt to cover both the refinancing of existing debt and to fund our capital investment programme. Our funding requirements for 2008/09 were completed in December 2008 and we are making significant progress in meeting our expected £2.5bn funding requirement for 2009/10, having issued or agreed c.£1.9bn of long term debt since 1 January 2009. We are confident that we can continue to access the debt markets to fund investment.
Our effective group interest rate for 2008/09 was 5.7%, a reduction of 60 basis points compared to 2007/08. For 2009/10 we expect our effective interest rate to continue to reduce, as a result of our variable rate debt benefiting from low interest rates and our index-linked debt benefiting from lower levels of inflation.
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital. We confirm our aim to manage the long-term trend for interest cover within a range of around 3.0 – 3.5 times, which we believe is consistent with single A range ratings for our main UK operating companies. Our interest cover for 2008/09 was 3.1 times and we expect all credit rating metrics to improve in 2009/10, as interest rates fall.
Driving efficiency via the global operating model
Our global operating model continues to be embedded into the business. We are standardising processes across the business in order to improve efficiency and productivity.
We have made solid progress against our targets in 2008/09. As stated in our interim management statement in February the integration of KeySpan is progressing ahead of plan and we achieved the $100m synergy savings run rate ahead of the original 31 March 2009 target. At 31 March 2009, the run rate was $129m.
Our investment programme in 2008/09 has seen our regulatory asset base grow by around 3%. Despite this growth in our asset base our real regulated controllable cost base, excluding bad debts, has remained broadly flat at £2.2bn. We have a clear strategy to mitigate the impact of bad debts in our US distribution businesses, where bad debt write-offs for the year amounted to 1.51% of billed revenues ($212m), only a 7 basis points increase over last year. In addition, we have increased our US bad debt provision by $73m. Regulated controllable costs (excluding bad debts) as a proportion of our asset base were 8.1%3 in 2008/09.
In October 2008 we announced our cumulative global procurement operating and capital expenditure savings target of between £170m – £350m over a three year period. We expect to be at the upper end of this range. We are driving procurement costs down through a combination of leveraging National Grid’s scale, unit price reductions and a decrease in the number of our suppliers. Collectively, contracts have already been negotiated that will deliver a savings run rate exceeding £100m a year.
Climate change and security of supply
We remain focused on playing a leading role in addressing the longer term issues of climate change and security of supply facing the energy industry. We continue to work closely with regulators and policy makers to deliver energy networks of the future.
In the US we have submitted energy efficiency programmes in New York, Massachusetts and Rhode Island. In September 2008, the NYPSC agreed a three year electric and gas energy efficiency programme in upstate New York. Cost recovery began in October 2008, with achieved savings forecast to be around $19m over the three year period. National Grid is currently working with Federal and State regulators in developing the best approach to access stimulus funding to benefit both

[3] A description of this metric can be found on page 15.

National Grid
2008/09 Full Year Results

shareholders and customers. In response to an NYPSC request National Grid has filed for two smart grid demonstration projects in the Syracuse and Capital district areas covering 80,000 customers. In addition National Grid has also filed a proposal with the Massachusetts Department of Public Utilities for a similar trial smart grid programme in Massachusetts.
In the UK we are working closely with Ofgem to develop frameworks to facilitate earlier renewable generation connections and following successful discussions with Ofgem, £10m has been provided to National Grid for preliminary works to be carried out as part of the strategic investment that we proposed through the Electricity Network Strategy Group. In our Gas Distribution business we are at the early stages of renewable gas demonstration projects to inject biogas into our distribution networks.
DIVIDEND AND SHARE REPURCHASE
Our dividend policy targets an 8% increase annually through to March 2012. In line with this policy, the Board has recommended a final dividend of 23p per ordinary share ($1.7437 per American Depository share (ADS)), bringing the full-year dividend to 35.64p per ordinary share ($2.6913 per ADS). The final dividend is to be paid on 19 August 2009 to shareholders on the register as at 5 June 2009. Subject to shareholder approval at the 2009 Annual General Meeting we also propose to replace the existing dividend re-investment plan with an optional scrip dividend scheme, to commence with the 2008/09 final dividend.
Under our US rate plans, cash flows from stranded assets in our Electricity Distribution business are scheduled to end in 2011 and do not form part of our core on-going business. We have to date returned these cashflows to shareholders via an on-market share repurchase programme. In May 2007, we extended this share repurchase programme to return £1.8bn of proceeds from the sale of our Wireless businesses.
Since 1 April 2008 we have repurchased 85.5m shares at a value of £594m. This completes the return of the US stranded asset post-tax cash flows for 2008/09 and the return following the sale of our Wireless businesses. However, in the current financial environment we believe that it is now sensible to suspend our share repurchase programme.
OUTLOOK
We expect another good year in 2009/10 across all our businesses. In particular we expect a strong performance from our Transmission and Electricity Distribution and Generation businesses. In Electricity Distribution and Generation we incurred a number of one-off costs in 2008/09, including a severe ice storm across our New York and New England service territories. Our UK regulated revenues are subject to an RPI + X indexation at the start of each financial year. For the purpose of setting revenue for 2009/10 the average RPI + X element of the rate increases was 5.2%4.
Significant progress has already been made in meeting our funding requirements for 2009/10. To date we have issued or agreed £1.9bn of long term debt and need to raise only a further £600m5 to complete our funding requirements for 2009/10. This is covered more than 3 times by our committed bank lines. We actively manage our interest rate risk with over 50% of our debt exposed to floating or index-linked rates in the longer term. We expect our financing costs in 2009/10 to benefit from lower interest rates, some of which have already been locked in, and inflation. In 2009/10 we plan to invest around £3.4 bn, supported by our current rate plans and long term contracts.
Overall we are well positioned to deliver a year of strong performance, supporting our progressive dividend policy.

[4] Weighted average RPI + X revenue increase for UK Gas Distribution, Gas Transmission and Electricity Transmission based on their regulatory asset value at 31 March 2008.

[5] Based on a exchange rates of $1.5:£1.

National Grid
2008/09 Full Year Results

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis, at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit was £2,915m, up 12% on the prior year (up 2% on a constant currency basis6). This was primarily driven by strong results in our Transmission and Gas Distribution businesses and the strengthening of the US dollar.
Net finance costs were £1,150m, £380m higher than the prior year, mainly as a result of an increase in average net debt due to the inclusion of a full year of KeySpan related debt and further issuance to fund our capital expenditure programme. Profit before tax was down 3% to £1,770m. The tax charge on profit was £517m, £62m lower than the prior year, resulting in an effective tax rate for the year of 29.2% (down from 31.7% in 2007/08).
Earnings were flat on the prior year at £1,250m. Earnings per share increased 6% from 47.8p last year to 50.9p.
Exceptional items and remeasurements for continuing operations decreased earnings by £587m after tax. These mainly relate to restructuring costs and commodity contract remeasurements. A detailed breakdown of exceptional items and remeasurements can be found on page 24.
Operating cash flows from continuing operations, before exceptional items, remeasurements, stranded cost recoveries and taxation, were £217m higher than the prior year at £3,336m.
Organic investment in our continuing businesses increased by 6% to £3.2bn, largely reflecting increased capital expenditure in Gas Distribution as a result of the acquisition of KeySpan.
Our net debt rose to £22.7bn at 31 March 2009 compared with £17.6bn at 31 March 2008. This mainly reflects the strong appreciation of the US dollar in the period since April 2008, together with our investment programme for 2008/09. The appreciation of the dollar has increased the sterling value of our US net assets (excluding net debt) by around £4.5bn and dollar denominated net debt by around £4bn compared with the position reported at 31 March 2008.
Our average return on equity7 was 10.8% over the three year period ending 31 March 2009, compared with 11.8% over the three year period ending 31 March 2008. In 2008/09 the annual return was 6.6%, down on the prior year, largely reflecting lower RPI inflation. Interest cover7 at 31 March 2009 was 3.1x, down from 3.2x at 31 March 2008, mainly reflecting the inclusion of a full year of KeySpan related debt.

[6] ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2009, which was $1.54 to £1.00. The average rate for the year ended 31 March 2008 was $2.01 to £1.00.

[7] A description of these metrics can be found on page 15.

National Grid
2008/09 Full Year Results

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Year ended 31 March
(£m)	2009	2008	% change

Revenue and other operating income	3,937	3,255	21
Operating costs	(2,227)	(1,694)	(31)
Depreciation and amortisation	(409)	(412)	(1)
Operating profit – actual exchange rate	1,301	1,149	13
Operating profit – constant currency	1,301	1,188	10

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2009	2008	% change

UK	1,126	1,021	10
US	175	167	5
Operating profit	1,301	1,188	10

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	% change

UK	1,259	1,600	(21)
US	182	111	64
Capital investment	1,441	1,711	(16)

Rate base*
	2008/09	2007/08	% change

UK regulatory asset value (£m)	11,001	10,559	4
US rate base ($m)	1,032	1,007	2

Returns
	2008/09	2007/08

UK operational return (real)
Electricity transmission	4.7%	5.2%
Gas transmission	6.9%	6.9%
US regulatory return on equity** (nominal)
New England ***	11.8%	11.9%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com.

** Weighted average return on equity based on regulatory asset value.

*** In New York, our electricity, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution and Generation business line.

National Grid
2008/09 Full Year Results

Transmission delivered a very strong performance during the year. Operating profit increased to £1,301m, up 13%. This was primarily driven by allowed increases in regulated income of £140m. UK regulated income increased by £111m, largely as a result of above-inflation revenue increases under the price control allowance. An under-recovery of income of £42m will be carried forward to 2009/10. US regulated income increased by £29m. Other items led to a net reduction of £27m. Movement in exchange rates had a £39m year-on-year positive impact on operating profit.
Capital investment in Transmission was £1,441m. This mainly related to UK electricity transmission investment and the major projects included Thames Estuary reinforcement, our London cable tunnels project and underground cabling work associated with the Olympic site preparation. The balance of the UK investment was principally driven by new load-related infrastructure on our gas transmission systems. In the US we are investing in regional reliability programmes; the largest project in the year related to the ongoing upgrade of the electricity transmission system in the north-east Massachusetts area. These investments resulted in increases in our Transmission UK regulatory asset value and US rate base by 4%, and 2% respectively, as compared to the prior year.
In UK Transmission we outperformed against our network reliability scheme in 2008/09, earning £9m. Incentivised losses of supply totalled 51.5MWh.
We measure the financial performance of our UK regulated business using an operational return metric. In our Electricity Transmission business we achieved a 4.7% operational return, in line with regulatory assumptions for the year. In our gas transmission business we achieved a 6.9% operational return, significantly outperforming regulatory assumptions, largely as a result of strong incentive scheme performance.
In the US we measure our financial performance against the allowed regulatory return on equity, the basis used by our regulators in the US for setting rates. In New England we achieved a weighted average 11.8% return on equity, broadly in line with the prior year. Our New York electricity transmission and distribution businesses currently operate under a single rate plan; this rate base and return are reported in our Electricity Distribution and Generation line of business.
In July, the NYPSC agreed that the 2008 portion of our $1.47bn five year investment plans qualified for partial recovery under our deferral account. We expect to make further filings for partial recovery of investment in each of the next three years, recovering the balance as part of our next rate plan. Around one third of this investment is in transmission assets. In November, the Federal Energy Regulatory Commission (FERC) approved a package of incentives in relation to the New England East-West Solution (NEEWS) project. We expect that our investment in the NEEWS project will total around $650m over the medium term, and will earn an enhanced FERC return on equity of 12.89%.

National Grid
2008/09 Full Year Results

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2009	2008	% change

Revenue and other operating income	6,254	4,236	48
Operating costs	(4,621)	(2,977)	(55)
Depreciation and amortisation	(349)	(272)	(28)
Operating profit – actual exchange rate	1,284	987	30
Operating profit – constant currency	1,284	1,107	16

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2009	2008	% change

UK	672	595	13
US	612	512	20
Operating profit	1,284	1,107	16

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	% change

UK capex	173	161	7
UK repex	425	353	20
US	421	188	124
Capital investment	1,019	702	45

Rate base*
	2008/09	2007/08	% change

UK regulatory asset value (£m)
Gas Distribution	6,550	6,498	1
US rate base ($m)
New York	5,156	5,038	2
New England	2,953	2,651	11

Returns
	2008/09	2007/08

UK operational return (real)
Gas distribution	5.8%	5.1%
US regulatory return on equity (nominal)**
New York	10.2%	11.4%
New England	8.0%	8.1%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com.

** Weighted average return on equity based on regulatory asset value

National Grid
2008/09 Full Year Results

Gas Distribution has also achieved a very strong performance for the year, with operating profit of £1,284m, up 30%. This was primarily driven by an increase in US regulated net income. Rate increases in New York and Long Island, together with colder weather and increased energy efficiency incentives combined to increase US regulated net income by £140m. The beneficial effect of timing on the recovery of income has resulted in an over-recovery of revenues in 2008/09 of £46m. UK regulated net income increased by £63m. This was largely as a result of above-inflation revenue increases under the price control allowance. The UK regulated business will carry forward an under recovery of £10m of income to 2009/10. Other items reduced operating profit by £26m, largely relating to an increase in bad debt reflecting the downturn in the US economy. The year-on-year movement in exchange rates increased operating profit by £120m.
During the period, together with our gas distribution alliance partners, we have replaced over 1,900km of gas mains in the UK, resulting in total replacement expenditure (repex) of £425m. Since the beginning of the programme in 2002, we have now replaced 24% of our metallic gas mains. In the US, in addition to investment in replacing ageing network infrastructure, we added around 60,000 new gas customers during 2008/09. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £1,019m.
We measure the financial performance of our UK regulated business using an operational return metric. We achieved a 5.8% operational return, outperforming regulatory assumptions. This was mainly as a result of outperformance on incentives and operating expenditure.
In New York, we achieved a weighted average 10.2% regulatory return on equity, ahead of our weighted average base regulatory allowance. This is largely as a result of outperformance of base allowed returns in our ‘downstate’ New York gas businesses. Following new rate plan agreements, new gas rates went into effect for KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI) in January 2008. In New England, we achieved a weighted average return of 8% - these networks are not currently earning their allowed returns and we expect the filings we made in 2008/09 in New Hampshire and Rhode Island to improve returns during 2009/10.
We are at the early stages of a renewable gas demonstration project to inject biogas into our UK distribution grid. In the US, we are at the early stages of a similar project at Newton Creek waste water treatment site in New York.

National Grid
2008/09 Full Year Results

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Year ended 31 March
(£m)	2009	2008	% change

Revenue and other operating income*	4,537	3,126	45
Operating costs	(4,049)	(2,650)	(53)
Depreciation and amortization	(223)	(146)	(49)
Operating profit – actual exchange rate	265	330	(20)
Operating profit – constant currency	265	431	(39)

Operating profit by principal activities	Year ended 31 March
(£m, at constant currency)	2009	2008	% change

Electricity distribution	210	398	(47)
Long Island transmission and distribution services	24	12	100
Long Island generation	31	21	48
Operating profit	265	431	(39)

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	% change

Electricity distribution	317	244	30
Long Island generation	38	13	192
Capital investment	355	257	38

Rate base**
	2008/09	2007/08	% change

US rate base ($m)
New York	4,124	4,103	1
New England	2,190	2,047	7

Returns
	2008/09	2007/08

US regulatory return on equity (nominal)***
New York	6.7%	9.1%
New England	5.9%	8.8%

* Excludes revenue from stranded cost recoveries.

** Details of returns and rate base for all rate plans can be found at www.nationalgrid.com.

*** Weighted average return on equity based on regulatory asset value.

National Grid
2008/09 Full Year Results

Electricity Distribution and Generation operating profit decreased by 20% during the year to £265m. Higher storm costs reduced operating profit by £74m, mainly relating to a severe ice storm across our service territory in December 2008. The majority of these costs are recoverable under our New York deferral account and Massachusetts storm fund. One-off items reduced operating profit by £45m, the largest component of this being a non-cash one-off item relating to historic transmission charges. Other items, including an increase in reliability and other service related costs, reduced operating profit by £47m. The strengthening of the dollar had a £101m year-on-year positive impact on operating profit.
National Grid gained national recognition for its response to the ice storms in December, winning the Edison Electric Institutes emergency recovery award. With states of emergency declared in Massachusetts, New York and New Hampshire, National Grid restored power to more than 550,000 customers in eight days. Last year also saw National Grid deliver its best reliability performance since the acquisition of KeySpan. We achieved our reliability targets for 99.6% of our electricity customer base.
Capital expenditure was up 38% on the prior year at £355m. This increase mainly relates to movements in exchange rates. The balance of the investment was principally driven by higher generation spend, incurred as a result of a full year of KeySpan related investment. On 16 July 2008 the New York Public Service Commission agreed that the 2008 tranche of the Niagara Mohawk $1.47bn five year electricity capital investment plan qualified for recovery through our deferral account. We will make further filings for recovery of investment in each year, recovering the balance as part of our next rate plan.
We measure our US financial performance against the allowed regulatory returns on equity, the basis used by our regulators in the US for setting rates. In New England we achieved a weighted average 5.9%. In New York we achieved a weighted average of 6.7%. These networks are not currently earning their allowed returns and in May and June we plan to make electric rate case filings for Massachusetts Electric Company and Narragansett respectively. Features of these filings will include reconciliation of costs (“true up”) for pensions and employee benefits, decoupling of revenue from delivery volumes and full recovery of commodity related bad debts. New electricity rates under these plans are expected to come into effect in January 2010. In early 2010 we plan to make a filing for the Niagara Mohawk electric business to seek new rates from January 2011.
This year we expect a significant improvement in the financial performance of Electricity Distribution and Generation, largely because of the number of one-off costs incurred in 2008/09. In addition we expect revenue increases, reflecting our rate case filings in New England.

National Grid
2008/09 Full Year Results

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Year ended 31 March
(£m)	2009	2008	% change

Revenue and other operating income	750	709	6
Operating costs	(539)	(416)	(30)
Depreciation and amortisation	(146)	(164)	(11)
Operating profit	65	129	(50)

Operating profit by principal activities	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	% change

Metering	133	104	28
Grain LNG	21	12	75
Property	1	93	(99)
Sub-total operating profit	155	209	(26)

Corporate and other activities	(90)	(80)	(13)
Operating profit	65	129	(50)

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	% change

Metering	137	126	9
Grain LNG	213	221	(4)
Property	9	19	(53)
Other	68	17	300
Capital investment	427	383	11

National Grid
2008/09 Full Year Results

Operating profit from our Non-regulated and other activities decreased by 50% during the year to £65m. This mainly reflected a reduction in operating profit in our Property business, partially offset by planned improvements in our Metering and Grain LNG businesses. As reported in February, in the current challenging market conditions, we have taken action to defer property sales in order to preserve value. This has resulted in operating profit decreasing by £92m. We are continuing to carry out site remediation on our property portfolio and these assets will be retained until market conditions improve.
Operating profits in our Metering business increased by £29m. This was primarily driven by inflationary price increases and lower controllable costs. In February 2008, the Gas and Electricity Markets Authority (GEMA) issued a decision to fine us £41.6m for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. We subsequently appealed this decision to the Competition Appeal Tribunal (the Tribunal). On 29 April 2009 the Tribunal overturned the decision in part and reduced the fine to £30m but also upheld the original decision in part. We continue to review the Tribunal’s ruling and are considering our legal position including potential grounds for appeal.
Our Grain LNG business delivered an operating profit of £21m, an increase of 75% on the prior year, as a result of Phase II becoming operational. Capital expenditure remained broadly flat at £213m. Phase III construction commenced in July and is planned to complete in 2010. This will add a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15m tonnes, representing around 20% of total UK gas demand. These investments are underpinned by long-term, take-or-pay contracts, which deliver an index-linked revenue stream.
JOINT VENTURES
BritNed, a 50/50 joint venture with TenneT (the Dutch electricity transmission owner), is on target for completion of the 260 km electricity link between the UK and the Netherlands by December 2010 and commercial operations in April 2011. Construction of the landing sites at Maasvlakte and the Isle of Grain is well under way. In addition, the land cable manufacture is now complete and 50% of the marine cable has now been manufactured and tested.
We have made progress towards generating sustainable power and heat at our pressure reduction stations via Blue-NG, our joint venture with the renewable generation company, 2oC. In August 2008, we received consent from Ofgem for Blue-NG to trial the technology at eight of our sites. The first site, at Beckton, London, received planning permission for a 20MW plant in January 2008. Planning permission for the second site, at Southall, was applied for in January 2009. The construction contract for the first two sites should be signed in mid-2009, with both sites expected to commence operations in late 2011.
The Millennium pipeline went into full service on time in December 2008. Millennium is the centerpiece of a larger project involving expansion of the existing Empire Pipeline, Algonquin Pipeline and Iroquois Pipeline that received FERC approval in December 2006.

National Grid
2008/09 Full Year Results

PRO FORMA FINANCIAL RESULTS FOR CONTINUING OPERATIONS
On 24 August 2007, we completed the acquisition of KeySpan, significantly growing our footprint in North America and positioning National Grid as the second largest energy delivery company in the US (by number of customers).
The timing of the completion of this acquisition benefited our reported results for 2007/08, and to provide a like for like view of the continued underlying growth in our business, we have provided comparative results in the table below that illustrate the impact of the KeySpan acquisition as if it had completed on 1 April 2007.
These adjustments are included for illustrative purposes only. They are prepared on a business performance basis, representing the results for continuing operations before exceptional items, remeasurements, and US stranded cost recoveries.

Business performance	Year ended 31 March
(£m, at actual exchange rate)	2009	2008	adjustment*	2008*
	actual	actual		pro forma

Transmission	1,301	1,149	-	1,149
Gas Distribution	1,284	987	+4	991
Electricity Distribution & Generation	265	330	+19	349
Non-regulated & other activities	65	129	+7	136
Operating profit	2,915	2,595	+30	2,625

Net finance costs	(1,150)	(770)	(160)	(930)
Share of post-tax joint ventures	5	4	+3	7
Pre-tax profit	1,770	1,829	(127)	1,702

Taxation	(517)	(579)	+42	(537)
Minority interests	(3)	(3)	-	(3)
Earnings	1,250	1,247	(85)	1,162

Earnings per share	50.9p	47.8p	(3.3)p	44.5p

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation as noted above.

National Grid
2008/09 Full Year Results

BOARD CHANGES
Robert Catell retired as an Executive Director of the Company on 31 March 2009. He will continue as a Non-executive Director and Deputy Chairman of National Grid, as well as Non-executive Chairman of National Grid USA, until the conclusion of the Company’s Annual General Meeting on 27 July 2009.
METRIC DEFINITIONS
The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.
NATIONAL GRID RETURN ON EQUITY (nominal)
This metric captures the total operational and financial performance of the company.
Calculation: IFRS adjusted profit after tax divided by the equity base.
•
IFRS adjusted operating profit after tax is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation, mainly relating to gas distribution mains replacement (repex) in the UK; pensions; indexation of our UK regulatory asset value; and discontinued operations.

•
Equity base is equal to the total UK regulatory asset value; plus total capital invested in our US businesses; plus net assets for our Non-regulated and other businesses; minus net debt as reported under IFRS.

UK OPERATIONAL RETURN (real)
(Transmission – UK; Gas Distribution – UK)
This metric is comparable to the “vanilla return” used by Ofgem.
Calculation: (IFRS adjusted operating profit minus current tax), divided by regulatory asset value
•	IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and pensions.
•	Current tax is the tax charge as reported on a regulatory basis.
US REGULATED RETURN ON EQUITY (nominal)
(Transmission – US; Gas Distribution – US; Electricity Distribution & Generation)
This is a US GAAP metric as calculated annually (financial year to 31 March for New England Power; calendar year to 31 December in Massachusetts and New York) and reported to our regulators.
Calculation: Regulated net income divided by equity rate base.
•	Regulated net income is adjusted for earned savings in New York.
•	Equity rate base is as reported to our regulators. For New England Power the rate base applied is the common equity excluding goodwill.
INTEREST COVER
This is an IFRS metric and reflects the calculation used by our credit rating agencies. It is used as an indicator of balance sheet efficiency.
Calculation: Adjusted funds from operations divided by adjusted interest expense.
EFFICIENCY METRIC
Calculation: Adjusted regulated controllable costs divided by asset base.
•	Regulated controllable costs excluding bad debts.
•	Asset base is the estimated mid year UK regulatory asset value and US rate base.
Worked examples are available at www.nationalgrid.com.

National Grid
2008/09 Full Year Results

CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740(m)
Gemma Stokes	+44 (0)1926 65 3555	+44 (0)7974 198333(m)
Brunswick: Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today.

Live telephone coverage of the analyst presentation - password National Grid
UK dial in number	+44 (0) 203 023 4488	US dial in number	+1 866 966 5335
Telephone replay of the analyst presentation (available until 11 June 2009)
Dial in number	+44 (0) 208196 1998	Account number	682162#
A short video of Steve Holliday talking about these results is available on www.cantos.com. A live web cast of the presentation will also be available at www.nationalgrid.com.
Photographs are available on www.newscast.co.uk.
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments and the ability to access capital markets and other sources of credit in a timely manner on acceptable terms, especially considering the recent deterioration of market conditions in the global economy and financial markets. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The contents of any website referenced herein do not form part of this document.

National Grid
2008/09 Full Year Results

CONSOLIDATED INCOME STATEMENT
for the years ended 31 March		2009	2008*
	Notes	£m	£m

Revenue	2a	15,624	11,423
Other operating income		63	75
Operating costs		(13,064)	(8,534)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries	2b	2,915	2,595
- Exceptional items, remeasurements and stranded cost recoveries	3	(292)	369
Total operating profit	2c	2,623	2,964

Interest income and similar income	4	1,315	1,275
Interest expense and other finance costs
- Before exceptional items and remeasurements		(2,465)	(2,045)
- Exceptional items and remeasurements	3	(84)	(16)
	4	(2,549)	(2,061)

Share of post-tax results of joint ventures and associates		5	4

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries		1,770	1,829
- Exceptional items, remeasurements and stranded cost recoveries	3	(376)	353
Total profit before taxation		1,394	2,182
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries	5	(517)	(579)
- Exceptional items, remeasurements and stranded cost recoveries	3	45	(28)
Total taxation		(472)	(607)

Profit from continuing operations after taxation
- Before exceptional items, remeasurements and stranded cost recoveries		1,253	1,250
- Exceptional items, remeasurements and stranded cost recoveries	3	(331)	325
Profit for the year from continuing operations		922	1,575

Profit for the year from discontinued operations
- Before exceptional items and remeasurements	6	9	28
- Exceptional items and remeasurements	6	16	1,590
		25	1,618

Profit for the year		947	3,193

Attributable to:
- Equity shareholders of the parent		944	3,190
- Minority interests		3	3

		947	3,193

Earnings per share from continuing operations
- Basic	7a	37.4p	60.3p
- Diluted	7b	37.1p	59.9p

Earnings per share
- Basic	7a	38.5p	122.3p
- Diluted	7b	38.2p	121.6p

Dividends per ordinary share: paid during the year	8	33.94p	29.50p
Dividends per ordinary share: for the year(i)		35.64p	33.00p

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
i) Approved or proposed to be paid.

National Grid
2008/09 Full Year Results

CONSOLIDATED BALANCE SHEET
at 31 March		2009	2008*
	Note	£m	£m

Non-current assets
Goodwill		5,391	3,904
Other intangible assets		370	271
Property, plant and equipment		29,545	24,331
Deferred tax assets		137	-
Pension asset		269	846
Other non-current assets		106	164
Financial and other investments		361	251
Derivative financial assets		1,533	1,063

Total non-current assets		37,712	30,830

Current assets
Inventories and current intangible assets		556	438
Trade and other receivables		2,672	2,265
Financial and other investments		2,197	2,095
Derivative financial assets		593	463
Cash and cash equivalents		737	174

Total current assets		6,755	5,435

Assets of businesses held for sale		-	1,506

Total assets		44,467	37,771

Current liabilities
Borrowings		(3,253)	(3,882)
Derivative financial liabilities		(307)	(114)
Trade and other payables		(2,835)	(2,480)
Current tax liabilities		(383)	(295)
Provisions		(248)	(375)

Total current liabilities		(7,026)	(7,146)

Non-current liabilities
Borrowings		(23,540)	(17,121)
Derivative financial liabilities		(633)	(319)
Other non-current liabilities		(2,092)	(1,721)
Deferred tax liabilities		(2,661)	(3,259)
Pensions and other post-retirement benefit obligations		(3,080)	(1,746)
Provisions		(1,451)	(1,022)

Total non-current liabilities		(33,457)	(25,188)

Liabilities of businesses held for sale		-	(63)

Total liabilities		(40,483)	(32,397)

Net assets		3,984	5,374

Equity
Called up share capital		294	294
Share premium account		1,371	1,371
Retained earnings		7,135	8,943
Other equity reserves		(4,830)	(5,252)

Shareholders’ equity		3,970	5,356
Minority interests		14	18

Total equity	10	3,984	5,374

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Full Year Results

CONSOLIDATED STATEMENT OF RECOGNISED
INCOME AND EXPENSE
for the years ended 31 March	2009	2008*
	£m	£m

Exchange adjustments	464	(25)
Actuarial net (loss)/gain	(2,018)	432
Deferred tax on actuarial net gains and losses	678	(98)
Net losses taken to equity in respect of cash flow hedges	(1)	(32)
Transferred to profit or loss on cash flow hedges	(53)	(7)
Deferred tax on cash flow hedges	19	2
Net gains taken to equity on available-for-sale investments	9	6
Transferred to profit or loss on sale of available-for-sale investments	(18)	-
Deferred tax on available-for-sale investments	7	2

Net (expense)/income recognised directly in equity	(913)	280
Profit for the year	947	3,193

Total recognised income and expense for the year	34	3,473

Attributable to:
- Equity shareholders of the parent	26	3,470
- Minority interests	8	3

	34	3,473

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Full Year Results

CONSOLIDATED CASH FLOW STATEMENT
for the years ended 31 March	2009	2008
	£m	£m

Cash flows from operating activities
Total operating profit	2,623	2,964
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	292	(369)
Depreciation and amortisation	1,122	994
Share-based payment charge	22	18
Changes in working capital	54	(150)
Changes in provisions	(99)	(5)
Changes in pensions and other post-retirement benefit obligations	(678)	(333)
Cash flows relating to exceptional items	(131)	(132)
Cash flows relating to stranded cost recoveries	359	278

Cash flows generated from continuing operations	3,564	3,265
Cash flows relating to discontinued operations (excluding tax)	(8)	10

Cash generated from operations	3,556	3,275
Tax paid	(143)	(110)

Net cash inflow from operating activities	3,413	3,165

Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired) and other investments	(73)	(3,528)
Sale of investments in subsidiaries and other investments	-	55
Purchases of intangible assets	(78)	(45)
Purchases of property, plant and equipment	(3,107)	(2,832)
Disposals of property, plant and equipment	27	26
Interest received	85	206
Net movements in financial investments	99	45

Cash flows used in continuing operations - investing activities	(3,047)	(6,073)
Cash flows relating to discontinued operations - disposal proceeds (net of tax) (i)	1,053	3,064
- other investing activities	(4)	(14)

Net cash flow used in investing activities	(1,998)	(3,023)

Cash flows from financing activities
Proceeds from issue of share capital and sale of treasury shares	8	23
Increase in borrowings and related derivatives	1,641	1,563
Interest paid	(1,061)	(900)
Dividends paid to shareholders	(838)	(780)
Repurchase of share capital and purchase of treasury shares	(627)	(1,498)

Net cash flow used in financing activities	(877)	(1,592)

Net increase/(decrease) in cash and cash equivalents	538	(1,450)
Exchange movements	18	4
Cash included within assets of businesses held for sale	-	23
Net cash and cash equivalents at start of year	164	1,587

Net cash and cash equivalents at end of year (ii)	720	164

i)	2009 includes payment of tax arising on disposal of the Ravenswood generation station and other businesses of £564m.

ii)	Net of bank overdrafts of £17m (2008: £10m).

National Grid
2008/09 Full Year Results

NOTES TO THE PRELIMINARY ANNOUNCEMENT
1. Basis of preparation and new accounting standards, amendments and interpretations
a) Basis of preparation
The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2009, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2008 have been filed with the Registrar of Companies. The auditors’ reports on both these statutory accounts were unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
The financial information included in this announcement has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2009 as set out in National Grid’s Annual Report and Accounts for the year ended 31 March 2009. These accounting policies are consistent with those that applied in the preparation of our accounts for the year ended 31 March 2008.
The following interpretations and amendments, issued by the International Financial Reporting Interpretations Committee (IFRIC) and the International Accounting Standards Board (IASB) respectively, have been adopted during the year ended 31 March 2009, none of which had a material impact on consolidated results or assets and liabilities.
•	IFRIC 12 on service concession arrangements

•	IFRIC 14 on defined benefit assets and minimum funding requirements

•	Amendments to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosures: on reclassification of Financial Assets
In November 2008, a further amendment to IAS 39 was issued on the reclassification of financial assets. This further amendment clarifies the effective date and transition requirements of the amendments to IAS 39 and IFRS 7 adopted during the year. It is effective under IFRS 1 July 2008, but is still subject to endorsement by the European Union. The amendment relating to the reclassification of financial assets does not have an impact on the consolidated results or assets and liabilities of the Company.
Following a review of the useful economic lives of property, plant and equipment, the depreciation periods of certain assets within the category Gas plant – mains, services and regulating equipment have been amended. This has resulted in a decrease in the depreciation charge and a corresponding increase in operating profit for the year ended 31 March 2009 of £43m.
As required under IFRS 3 ‘Business Combinations’ the comparative amounts presented within the full year results have been restated for the finalisation of the fair values in respect of the acquisition of KeySpan Corporation (see note 9).
Date of approval
This announcement was approved by the Board of Directors on 13 May 2009.

National Grid
2008/09 Full Year Results

2. Segmental analysis
The following segmental analysis is presented in accordance with management responsibilities and economic characteristics, including consideration of the risks and returns, of our business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The primary reporting format is by business and the secondary reporting format is by geographical area. The following table describes the main activities for each business segment:

Transmission UK	High-voltage electricity transmission networks, the gas transmission network in the UK, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
Transmission US	High-voltage electricity transmission networks in New York and New England.
Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.
Gas Distribution US	Gas distribution in New York and New England.
Electricity Distribution and Generation US	Electricity distribution in New York and New England and electricity generation in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including UK-based gas metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US home energy services; US gas fields; together with corporate activities, including business development.
Discontinued operations comprise the Ravenswood generation station in New York City and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. Subsequent to the year end two further engineering companies were sold. For the year ended 31 March 2008, discontinued operations also include the wireless infrastructure and communications operations in the UK and the US and an electricity interconnector in Australia. The wireless infrastructure operations in the UK were sold on 3 April 2007; the US wireless operations were sold on the 15 August 2007; and the Basslink electricity interconnector in Australia was sold on 31 August 2007. The results for discontinued operations are disclosed in note 6.
Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.
a)    Revenue

Year ended 31 March	2009	2008
	£m	£m

Business segments – continuing operations
Transmission UK	3,487	2,956
Transmission US	420	299
Gas Distribution UK	1,466	1,383
Gas Distribution US	4,786	2,845
Electricity Distribution and Generation US	4,972	3,508
Other activities	719	642
Sales between businesses	(226)	(210)

	15,624	11,423

Total excluding stranded cost recoveries	15,189	11,041
Stranded cost recoveries	435	382

	15,624	11,423

Geographical segments
UK	5,334	4,787
US	10,290	6,636

	15,624	11,423

National Grid
2008/09 Full Year Results

2. Segmental analysis (continued)
b)    Operating profit – before exceptional items, remeasurements and stranded cost recoveries

Year ended 31 March	2009	2008
	£m	£m

Business segments – continuing operations Transmission UK	1,126	1,021
Transmission US	175	128
Gas Distribution UK	672	595
Gas Distribution US	612	392
Electricity Distribution and Generation US	265	330
Other activities	65	129

Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,915	2,595

Geographical segments
UK	1,875	1,752
US	1,040	843

Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,915	2,595

c)    Operating profit – after exceptional items, remeasurements and stranded cost recoveries

Year ended 31 March	2009	2008
	£m	£m

Business segments – continuing operations
Transmission UK	1,063	1,013
Transmission US	173	122
Gas Distribution UK	629	574
Gas Distribution US	226	487
Electricity Distribution and Generation US	531	696
Other activities	1	72

Operating profit after exceptional items, remeasurements and stranded cost recoveries	2,623	2,964

Geographical segments
UK	1,729	1,667
US	894	1,297

Operating profit after exceptional items, remeasurements and stranded cost recoveries	2,623	2,964

National Grid
2008/09 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historic generation related costs in the US related to generation assets that are no longer owned. Such costs can be recovered from customers as permitted by regulatory agreements.

Year ended 31 March	2009	2008
	£m	£m

Exceptional items – restructuring costs (i)	(192)	(133)
Exceptional items – environmental related provisions (ii)	(78)	(92)
Exceptional items – gain on disposal of subsidiary	-	6
Exceptional items – other (iii)	(5)	(23)
Remeasurements – commodity contracts (iv)	(443)	232
Stranded cost recoveries (v)	426	379
Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	(292)	369

Remeasurements – commodity contracts (iv)	(2)	(9)
Remeasurements – net gains/(losses) on derivative financial instruments (vi)	(82)	(7)
Total exceptional items and remeasurements included within finance costs	(84)	(16)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	(376)	353

Exceptional tax item – deferred tax credit arising from reduction in UK tax rate (vii)	-	170
Exceptional tax item – deferred tax charge arising from change in UK industrial building allowance regime (viii)	(49)	-
Tax on exceptional items – restructuring costs (i)	59	49
Tax on exceptional items – environmental related provisions (ii)	16	20
Tax on exceptional items – gain on disposal of subsidiary	-	(4)
Tax on exceptional items – other (iii)	2	5
Tax on remeasurements – commodity contracts (iv)	179	(90)
Tax on remeasurements – derivative financial instruments (vi)	8	(28)
Tax on stranded cost recoveries (v)	(170)	(150)

Tax on exceptional items, remeasurements and stranded cost recoveries	45	(28)

Total exceptional items, remeasurements and stranded cost recoveries	(331)	325

Total exceptional items after taxation	(247)	(2)
Total commodity contract remeasurements after taxation	(266)	133
Total derivative financial instrument remeasurements after taxation	(74)	(35)
Total stranded cost recoveries after taxation	256	229

Total exceptional items, remeasurements and stranded cost recoveries after taxation	(331)	325

National Grid
2008/09 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries (continued)
i)	Restructuring costs include costs related to the integration of KeySpan (£53m), planned cost reduction programmes in our UK businesses (£21m), the restructuring of our Liquefied Natural Gas (LNG) Storage facilities (£50m), and transformation related initiatives (£68m). For the year ended 31 March 2008, restructuring costs included pension related costs of £83m arising as a result of actual and planned redundancies.
ii)	Environmental charges include £42m due to significant movements in discount rates arising from reductions in market risk free rates due to the current economic conditions together with £25m arising from changes in landfill tax legislation in the UK. For the year ended 31 March 2009, the UK charge was £37m and the US charge £41m. For 2008, the revision of cost estimates for environmental provisions resulted in a charge in the UK of £44m and a charge of £48m in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.
iii)	Other costs for the year ended 31 March 2009 include an amortisation charge on acquisition-related intangibles of £5m (2008: £4m).
iv)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.
v)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £435m (2008: £382m) and operating costs of £9m (2008: £3m).
vi)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or which are offset by adjustments to the carrying value of debt.
vii)	The exceptional tax credit in the prior period of £170m arose from a reduction in the UK corporation tax rate from 30% to 28% included in the 2007 Finance Act. This resulted in a reduction in deferred tax liabilities.
viii)	The exceptional tax charge of £49m in the period arose from a change in the UK industrial building allowance regime arising in the 2008 Finance Act. This resulted in an increase in deferred tax liabilities.
4. Finance income and costs

Year ended 31 March	2009	2008*
	£m	£m

Interest income on financial instruments	79	211
Expected return on pension and other post-retirement benefit plan assets (i)	1,236	1,064

Interest income and similar income	1,315	1,275

Interest expense on financial instruments	(1,280)	(1,118)
Interest on pension and other post-retirement benefit plan liabilities (i)	(1,250)	(1,001)
Unwinding of discounts on provisions	(68)	(45)
Less: interest capitalised	133	119

Interest expense	(2,465)	(2,045)

Net losses on derivative financial instruments and commodity contracts	(84)	(16)

Interest expense and other finance costs	(2,549)	(2,061)

Net finance costs	(1,234)	(786)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(1,150)	(770)
Exceptional items and remeasurements (note 3)	(84)	(16)

	(1,234)	(786)

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
i) The difference between actual and expected investment return on pension assets is reported as an actuarial gain or loss within the statement of recognised income and expense.

National Grid
2008/09 Full Year Results

5. Taxation

Year ended 31 March	2009	2008*
	£m	£m

Taxation before exceptional items, remeasurements and stranded cost recoveries	517	579
Exceptional tax items	49	(170)
Taxation on other exceptional items, remeasurements and stranded cost recoveries	(94)	198
Taxation on total exceptional items, remeasurements and stranded cost recoveries (note 3)	(45)	28

Total taxation	472	607

Taxation as a percentage of profit before taxation:	%	%

Before exceptional items, remeasurements and stranded cost recoveries	29.2	31.7
After exceptional items, remeasurements and stranded cost recoveries	33.9	27.8

The tax charge for the year can be analysed as follows:	£m	£m

United Kingdom
Corporation tax at 28% (2008: 30%)	37	214
Corporation tax adjustment in respect of prior years (i)	(54)	(156)
Deferred tax	339	42
Deferred tax adjustment in respect of prior years (ii)	-	67

	322	167

Overseas
Corporate tax	105	209
Corporate tax adjustment in respect of prior years	38	31
Deferred tax	37	191
Deferred tax adjustment in respect of prior years	(30)	9

	150	440

Total tax charge	472	607

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
i) The UK corporation tax adjustment in respect of prior years includes a £2m credit (2008: £9m charge) that relates to exceptional items, remeasurements and stranded cost recoveries.
ii) The UK deferred tax adjustment in respect of prior years includes a £1m charge (2008: £2m charge) that relates to exceptional items, remeasurements and stranded cost recoveries.

National Grid
2008/09 Full Year Results

6. Discontinued operations
Discontinued operations are businesses that have been sold, or which are held for sale. Discontinued operations comprise the Ravenswood generation station in New York City and the engineering and communications operations in the US acquired as part of the KeySpan acquisition. The Ravenswood generation station was sold on 26 August 2008, KeySpan Communications was sold on 25 July 2008 and one of our KeySpan engineering companies was sold on 11 July 2008. Subsequent to the year end two further engineering companies were sold.
For comparative periods, discontinued operations also include our former wireless infrastructure operations in the UK and US, and the Basslink electricity interconnector in Australia. The wireless infrastructure operations in the UK and US were sold on 3 April 2007 and 15 August 2007 respectively, while the Basslink electricity interconnector business was sold on 31 August 2007.
Results of discontinued operations

Year ended 31 March	2009	2008
	£m	£m

Revenue	97	201
Operating costs	(84)	(166)

Total operating profit from discontinued operations	13	35
Remeasurement finance income	-	8

Profit before tax from discontinued operations	13	43
Taxation	(4)	(7)

Profit after tax from discontinued operations	9	36

Gain on disposal of Ravenswood	27	-
Gains on disposals of UK and US wireless infrastructure operations	-	1,506
Gain on disposal of Basslink	-	80

Gain on disposal of discontinued operations before tax	27	1,586
Taxation	(11)	(4)

Gain on disposal after tax of discontinued operations	16	1,582

Total profit for the year from discontinued operations
- Before exceptional items, remeasurements and stranded cost recoveries	9	28
- Exceptional items, remeasurements and stranded cost recoveries	16	1,590

	25	1,618

National Grid
2008/09 Full Year Results

7. Earnings per share
a) Basic earnings per share

Year ended 31 March		Earnings		Earnings
	Earnings	per share	Earnings	per share
	2009	2009	2008*	2008*
	£m	pence	£m	pence

Adjusted – continuing operations	1,250	50.9	1,247	47.8
Exceptional items after taxation	(247)	(10.1)	(2)	(0.1)
Commodity contract remeasurements after taxation	(266)	(10.8)	133	5.1
Derivative remeasurements after taxation	(74)	(3.0)	(35)	(1.3)
Stranded cost recoveries after taxation	256	10.4	229	8.8

Continuing operations	919	37.4	1,572	60.3

Adjusted – discontinued operations	9	0.4	28	1.1
Gains on disposal of operations after taxation	16	0.7	1,582	60.6
Derivative remeasurements after taxation	-	-	8	0.3

Discontinued operations	25	1.1	1,618	62.0

Basic	944	38.5	3,190	122.3

		millions		millions

Weighted average number of shares – basic		2,455		2,609

b) Diluted earnings per share

Year ended 31 March	Earnings	Earnings		Earnings
		per share	Earnings	per share
	2009	2009	2008*	2008*
	£m	pence	£m	pence

Adjusted diluted – continuing operations	1,250	50.6	1,247	47.5
Exceptional items after taxation	(247)	(10.1)	(2)	(0.1)
Commodity contract remeasurements after taxation	(266)	(10.8)	133	5.1
Derivative remeasurements after taxation	(74)	(3.0)	(35)	(1.3)
Stranded cost recoveries after taxation	256	10.4	229	8.7

Diluted – continuing operations	919	37.1	1,572	59.9

Adjusted diluted – discontinued operations	9	0.4	28	1.1
Gains on disposal of operations after taxation	16	0.7	1,582	60.3
Derivative remeasurements after taxation	-	-	8	0.3

Diluted – discontinued operations	25	1.1	1,618	61.7

Diluted	944	38.2	3,190	121.6

		millions		millions

Weighted average number of shares – diluted		2,472		2,624

*Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)

National Grid
2008/09 Full Year Results

8. Dividends
The following table shows the dividends paid to equity shareholders:

Year ended 31 March	2009	2009	2008	2008
	pence		pence
	per		per
	ordinary		ordinary
	share	£m	share	£m

Ordinary dividends
Interim dividend for the year ended 31 March 2009	12.64	307	-	-
Final dividend for the year ended 31 March 2008	21.30	531	-	-
Interim dividend for the year ended 31 March 2008	-	-	11.70	300
Final dividend for the year ended 31 March 2007	-	-	17.80	480

	33.94	838	29.50	780

In addition, the Directors are proposing a final dividend of 23.0p per share that will absorb approximately £560m of shareholders’ equity (assuming all amounts are settled in cash) to be paid in respect of the year ended 31 March 2009. A scrip dividend alternative (i.e. shares in lieu of cash) will be offered subject to shareholder approval at the Annual General Meeting.
9. Acquisitions
On 24 August 2007 the acquisition of KeySpan Corporation was completed with 100% of the shares acquired for total cash consideration of £3.8bn including acquisition costs of £25m. The provisional amount of goodwill recorded on the acquisition was £2.3bn based on the provisional fair values that were presented in our financial statements for the year ended 31 March 2008. The fair value exercise has now been completed and the provisional fair values reported in our financial statements for the year ended 31 March 2008 were updated and were reported in our half-year announcement. As a result of the fair value adjustments the final goodwill arising on the acquisition was £2.4bn. These final fair values are presented in the table below.
The Ravenswood merchant electricity generation business in New York City was sold on 26 August 2008 for consideration of $2.9bn, KeySpan Communications was sold on 25 July 2008 for consideration of $35m, and one of our KeySpan engineering companies was sold on 11 July 2008. The assets and liabilities related to these businesses have been included in the ‘Assets of businesses held for sale’ category in the table below and the results of these discontinued operations are reported in note 6.

	Provisional
	fair values	Changes to
	as at	provisional	Final fair
	31 March 2008	fair values	values
	£m	£m	£m

Other intangible assets	135	(1)	134
Property, plant and equipment	3,282	(2)	3,280
Financial and other investments – non-current	129	-	129
Other non-current assets	271	(91)	180
Inventories and current intangibles	505	(17)	488
Trade and other receivables	477	(4)	473
Financial and other investments – current	33	-	33
Cash and cash equivalents	260	-	260
Assets of businesses held for sale	1,487	(2)	1,485
Borrowings – current	(545)	-	(545)
Trade and other payables	(654)	(35)	(689)
Current tax liabilities	(95)	(1)	(96)
Borrowings – non-current	(1,934)	-	(1,934)
Other non-current liabilities	(169)	-	(169)
Deferred tax liabilities	(591)	148	(443)
Pensions and other post-retirement benefit obligations	(440)	-	(440)
Provisions	(643)	(61)	(704)
Liabilities of businesses held for sale	(73)	-	(73)
Minority interest	(8)	-	(8)

Net assets acquired	1,427	(66)	1,361

Goodwill arising on acquisition	2,335	66	2,401

Total consideration	3,762	-	3,762

The acquisition exchange rate which was used to translate the US dollar fair values into sterling was $2.01:£1.00.

National Grid
2008/09 Full Year Results

9. Acquisitions (continued)
As required under IFRS 3 ‘Business Combinations’ the comparative amounts presented within the full year results have been restated for the finalisation of the fair values. The significant changes made to the comparative balance sheet represent the movements between the provisional fair values in the consolidated balance sheets at 31 March 2008 and final fair values, together with any associated reclassification adjustments. In addition the consolidated income statement for the year ended 31 March 2008 has been adjusted to reflect an increase in interest expense of £10m and a decrease in taxation of £4m resulting from the finalisation of the fair values.
Pro forma information for the year ended 31 March 2008
The following summary presents the consolidated results as if KeySpan had been acquired on 1 April 2007. The pro forma information includes the results of KeySpan for the year 1 April 2007 to 31 March 2008 as adjusted for the estimated effect of accounting policies adopted by National Grid and the impact of fair value accounting adjustments (e.g. amortisation of intangible assets) together with the recognition of the impact on pro forma net interest expense as a result of the acquisition. All of the pre-tax pro forma adjustments have been taxed (where appropriate) at the rate of tax pertaining to the jurisdiction in which the pro forma adjustment arose. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the enlarged National Grid.

	2008*	2008*
	Actual	Pro forma
	£m	£m

Continuing operations
Revenue	11,423	12,345
Operating profit before exceptional items, remeasurements and stranded cost recoveries	2,595	2,625
Total operating profit	2,964	2,901
Profit after taxation
Before exceptional items, remeasurements and stranded cost recoveries	1,250	1,165
Exceptional items, remeasurements and stranded cost recoveries	325	268
Profit for the year - continuing operations	1,575	1,433

Attributable to:
Equity shareholders of the parent	1,572	1,430
Minority interests	3	3

Profit for the year – continuing operations	1,575	1,433

	Earnings	Earnings
	per share	per share
	pence	pence

Adjusted earnings – continuing operations	47.8p	44.5p
Earnings – continuing operations	60.3p	54.8p

*	Restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation as noted above.

National Grid
2008/09 Full Year Results

10. Reconciliation of movements in total equity

Year ended 31 March	2009	2008*
	£m	£m

Opening total equity	5,374	4,136

Changes in total equity for the period
Total recognised income and expense	34	3,473
Equity dividends	(838)	(780)
Issue of ordinary share capital	-	13
B shares converted to ordinary shares	-	27
Repurchase of share capital and purchase of treasury shares (i)	(603)	(1,522)
Other movements in minority interests	(12)	4
Share-based payment	22	18
Tax charge on share-based payment	(1)	(5)
Issue of treasury shares	8	10

Closing total equity	3,984	5,374

* Comparatives have been restated for the finalisation of the fair value exercise on the acquisition of KeySpan Corporation (see note 9)
(i) From 1 April 2008 to 24 September 2008, the Company repurchased 85 million ordinary shares for an aggregate consideration of £597m (2008: £1,516m) including transaction costs. The shares repurchased have a nominal value of 11 17/43 pence each and represented 3% of the ordinary shares in issue as at 31 March 2009. Further purchases of shares relating to employee share schemes were made for aggregate consideration of £6m (2008: £6m).
Included within total equity is a deduction of £1,173m for treasury shares (2008: £570m).
11. Reconciliation of net cash flow to movement in net debt

Year ended 31 March	2009	2008
	£m	£m

Increase/(decrease) in cash and cash equivalents	538	(1,450)
Decrease in financial investments	(99)	(45)
Increase in borrowings and related derivatives (i)	(1,641)	(1,563)
Net interest paid	956	694

Increase in net debt resulting from cash flows	(246)	(2,364)
Changes in fair value of financial assets and liabilities and exchange movements	(3,625)	(133)
Net interest charge	(1,161)	(901)
Borrowings of subsidiary undertakings acquired	-	(2,446)
Amounts reclassified to businesses held for sale	-	17
Other non-cash movements	-	(26)

Movement in net debt (net of related derivative financial instruments) in the year	(5,032)	(5,853)
Net debt at start of year	(17,641)	(11,788)

Net debt (net of related derivative financial instruments) at end of year	(22,673)	(17,641)

i) The increase in borrowings and related derivatives for the year ended 31 March 2009 comprises proceeds from loans received of £4.9bn less payments to repay loans of £2.6bn and movement in short-term borrowings and derivative settlements of £0.7bn.

National Grid
2008/09 Full Year Results

12. Net debt

At 31 March	2009	2008
	£m	£m

Cash and cash equivalents	737	174
Bank overdrafts	(17)	(10)

Net cash and cash equivalents	720	164
Financial investments	2,197	2,095
Borrowings (excluding bank overdrafts)	(26,776)	(20,993)

	(23,859)	(18,734)
Net debt related derivative financial assets	2,126	1,526
Net debt related derivative financial liabilities	(940)	(433)

Net debt (net of related derivative financial instruments)	(22,673)	(17,641)

13. Commitments and contingencies

At 31 March	2009	2008 *
	£m	£m

Future capital expenditure contracted for but not provided	1,493	1,097
Commitments under non-cancellable operating leases	946	737
Energy purchase commitments (i)	3,645	2,061
Guarantees (ii)	1,022	925
Other commitments and contingencies (iii)	644	462

* Comparatives have been restated to present items on a basis consistent with the current year classification.
(i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 31 March 2009 these amounted to a net liability of £310m (2008: £12m net asset).

(ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 31 March 2009 are shown below:
a)	a guarantee in respect of Ravenswood Unit 40 financing amounting to approximately £268m. This expires in 2040;

b)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £264m. This expires in 2010;

c)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to approximately £188m. These run for varying lengths of time, expiring between now and 2028;

d)	a guarantee amounting to approximately £122m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;

e)	guarantees of the liabilities of a metering subsidiary under meter operating contracts amounting to £53m. These are ongoing;

f)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

g)	letters of credit in support of gas balancing obligations amounting to £21m, lasting for less than one year;

h)	guarantees of £15m relating to certain property obligations. The bulk of these expire by December 2025;

i)	collateral of £15m to secure syndicate insurance obligations which are evergreen;

j)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended; and

k)	other guarantees amounting to £22m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
(iii)	Includes commitments largely relating to gas purchasing and property remediation of £615m (2008: £432m).
For a portion of our customers in New England the Company has entered into fixed price electricity requirement contracts with various counterparties. The contracts do not contain a determinable notional value as they are dependent on future customer demand. The contracts range in term from 3 to 6 months with monthly prices per megawatt-hour ranging from $58 to $123. These do not represent onerous contracts as actual prices incurred are recovered from our customers.
In February 2008, the Gas and Electricity Markets Authority (GEMA) issued a decision to fine us £41.6 million for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. We subsequently appealed this decision to the Competition Appeal Tribunal (the Tribunal). On 29 April 2009 the Tribunal overturned the decision in part and reduced the fine to £30 million but also upheld the original decision in part. We continue to review the Tribunal’s ruling and are considering our legal position including potential grounds for appeal.

National Grid
2008/09 Full Year Results

13. Commitments and contingencies (continued)
In October 2008, we informed Ofgem that our mains replacement activity carried out within the UK’s West Midlands Alliance partnership may have been misreported. National Grid and Ofgem have jointly appointed Ernst & Young to carry out a full investigation to determine the extent of the issue. At present it is too early to determine the likely outcome of the investigation and any potential consequences.
As previously reported, in May 2007 KeySpan received a civil investigative demand from the Antitrust Division of the United States Department of Justice, requesting the production of documents and information relating to its investigation of competitive issues in the New York City electricity capacity market prior to our acquisition of KeySpan. The civil investigative demand is a request for information in the course of an investigation and does not constitute the commencement of legal proceedings, and no specific allegations have been made against KeySpan. In April 2008, we received a second civil investigation demand in connection with this matter. We believe that KeySpan’s activity in the capacity market has been consistent with all applicable laws and regulations. The investigation is ongoing and we continue to cooperate fully.
14. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

As at 31 March	2009	2008

Closing rate applied at period end	1.44	1.98
Average rate applied for the period	1.54	2.01

15. Related party transactions
There were no significant changes in the nature and size of related party transactions for the period from those disclosed in the financial statements for the year ended 31 March 2008.